FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXECUTIVE OFFICERS COMMITTEE PROPOSAL

Dear Shareholders: the Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, in view of the increase of capital stock approved at the Meeting of the Board of Directors held on April 1, 2009, due to the Company’s Stock Option Plan, is hereby complementing the Board of Executive Officers’ Proposal, of February 26, 2009, with regard to the capital stock, which will have the following wording:

a) Increase of the capital stock at the amount of R$ 150,250,527.48, without the issue of new shares, through the capitalization of resources arising from:

1. Expansion reserve constituted at the meeting held on April 30, 2008, at the amount of R$ 135,225,474.73.

2. Earnings retention reserve based on capital budget, at the amount of R$ 15,025,052.75.

The aforementioned capitalization is justified to the extent that the aforementioned amounts have already been used as part of the Company’s investment program. If said proposal is approved, the Capital Stock shall then be R$4,602,312,021.05 and, as a result, Article 4 of the By-laws shall become effective with the following wording:

“ARTICLE 4 - The Company’s Capital Stock is R$ 4,602,312,021.05 (four billion, six hundred and two million, three hundred and twelve thousand, twenty-one Reais and five centavos), entirely paid in and divided into 235,328,939 (two hundred and thirty-five million, three hundred and twenty-eight thousand, nine hundred and thirty-nine) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 135,649,088 (one hundred and thirty-five million, six hundred and forty-nine thousand, eighty-eight) preferred shares.”

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, April 7, 2009

THE BOARD OF EXECUTIVE OFFICERS

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 15, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.